UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2018 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: August 26, 2016
2. State identification Number:
AL	AK 60059071	AZ 54956/58623	AR 60019964	CA	CO IC2006-29-973
CT 1045409	DE 67764	DC	FL	GA SC48897	HI
ID 61891	IL 60017858	IN	IA I-66757/77355	KS 2010S0001162	KY 60021353
LA 131269	ME MFN10024362/10028231	MD SM20071924	MA	MI 955195/961664	MN R-47863.8
MS 60057493	MO 2007-01520	MT 60786/71538	NE 69335/69336	NV	NH
NJ MF-5494	NM 26621/36712	NY S31-97-57	NC 2626	ND	OH 71823
OK IC-2180851/2207841	OR 2007-1246	PA 2005-07-040MF	RI	SC MF18650	SD 53847
TN RM11-1549	TX C84211/95340	UT 7038958	VT	VA 146434	WA 60045885/60045270
WV MF 59738	WI 612781	WY 24269	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Pacific Financial International Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 26, 2016

We, as members of management of Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2016, and for the period from October 31, 2015, through April 30, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 30, 2016, and for the period from October 31, 2015, through April 30, 2016, with respect to securities reflected in the investment accounts of each Fund.

/s/ Andrew Rogers .

President

/s/ Kevin Wolf

Treasurer

August 26, 2016

Cohen Fund Audit Services, Ltd.

1350 Euclid Avenue, Suite 800

Cleveland, OH 44115

In connection with your examination of management’s assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940 as of April 30, 2016 and for the period from October 31, 2015 (the date of our last examination), through April 30, 2016, for the purpose of expressing an opinion that the Funds’ assertions are fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.	We are responsible for the Funds’ compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Funds were, to the best of our knowledge, in compliance with the above-mentioned Rule for the period from October 31, 2015 (date of our last examination), through April 30, 2016.

2.	We are responsible for establishing and maintaining effective internal control over compliance.

3.	We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2016, and for the period from October 31, 2015 (date of our last examination), through April 30, 2016.

4.	We have disclosed to you all known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2016, and for the period from October 31, 2015 (date of our last examination), through April 30, 2016, including noncompliance occurring from April 30, 2016 through the date of this letter.

5.	We have disclosed to you all events subsequent to April 30, 2016 through the date of this letter that would have a material effect on your examination of our assertion.

6.	We have made available to you all records relevant to your examination of our assertion.

7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

By:

/s/ Andrew Rogers ______________

President

/s/ Kevin Wolf _________________

Treasurer